# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ASTRONICS CORP, CIK 0000008063
CUSIP: 046433108
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 130 COMMERCE WAY, -, EAST AURORA, New York (NY), 14052-2164
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001510940

## Reporting persons
- ACK Asset Management LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); shared voting power 1,230,000; shared dispositive power 1,230,000; aggregate amount beneficially owned 1,230,000 (4% of the class)
- Richard Meisenberg: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,230,000; shared dispositive power 1,230,000; aggregate amount beneficially owned 1,230,000 (4% of the class)
- John Reilly: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,230,000; shared dispositive power 1,230,000; aggregate amount beneficially owned 1,230,000 (4% of the class)

## Item 1. Issuer
Name of issuer: ASTRONICS CORP
Address of issuer's principal executive offices: 130 COMMERCE WAY, -, EAST AURORA, NEW YORK, 14052-2164.

## Item 2. Person Filing
Name of person filing:
This statement is filed by: (i) ACK Asset Management LLC (ACK) with respect to shares of
Common Stock, par value $0.01 (Shares), of the Issuer beneficially owned by certain funds and managed accounts advised by ACK and through ACK's managing members, (ii) Richard
Meisenberg and (iii) John Reilly.
Address of principal business office or, if none, residence: The address of the principal business office of ACK, Richard Meisenberg and John Reilly is 777 West Putnam Ave., Stark Office Suites, Greenwich, CT 06830
Citizenship:
ACK is a Delaware limited liability company. Mr. Meisenberg and Mr. Reilly are United States citizens.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
The percentages used herein are calculated based upon the Shares of common stock issued and outstanding as of December 31, 2024 as reported on the Issuer's annual report on Form
10-K filed with the Securities and Exchange Commission by the Issuer for the annual period ended December 31, 2024.
As of September 30,2025:
1. ACK Asset Management LLC
Amount beneficially owned: 1,230,000
2. Richard Meisenberg
Amount beneficially owned: 1,230,000
3. John Reilly
Amount beneficially owned: 1,230,000
ACK owns no Shares directly. ACK maintains investment and/or voting power with respect to certain funds and managed accounts advised by it. Mr. Meisenberg and Mr. Reilly are the managing members of ACK and control ACK. By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, each of ACK, Mr. Meisenberg and Mr.
Reilly may be deemed to beneficially own 1,230,000 Shares (constituting approximately
4.96% of the Shares outstanding). Each of ACK, Mr. Meisenberg and Mr.Reilly disclaims beneficial ownership of any of the securities covered by this statement.
Percent of class:
1. ACK Asset Management LLC
Percent of class: 3.96%
2. Richard Meisenberg
Percent of class: 3.96%
3. John Reilly
Percent of class: 3.96%
Sole power to vote or to direct the vote:
1. ACK Asset Management LLC
Sole power to vote or direct the vote: -0-
2. Richard Meisenberg
Sole power to vote or direct the vote: -0-
3. John Reilly
Sole power to vote or direct the vote: -0-
Shared power to vote or to direct the vote:
1. ACK Asset Management LLC
Shared power to vote: 1,230,000
2. Richard Meisenberg
Shared power to vote: 1,230,000
3. John Reilly
Shared power to vote: 1,230,000
Sole power to dispose or to direct the disposition:
1. ACK Asset Management LLC
Sole power to dispose or direct the disposition: -0-
2. Richard Meisenberg
Sole power to dispose or direct the disposition: -0-
3. John Reilly
Sole power to dispose or direct the disposition: -0-
Shared power to dispose or to direct the disposition:
1. ACK Asset Management LLC
Shared power to dispose or direct the disposition: 1,230,000
2. Richard Meisenberg
Shared power to dispose or direct the disposition: 1,230,000
3. John Reilly
Shared power to dispose or direct the disposition: 1,230,000

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Correspondence.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- ACK Asset Management LLC: Andres Aguirre, CCO (11/18/2025)
- Richard Meisenberg: Richard Meisenberg, Managing Member (11/18/2025)
- John Reilly: John Reilly, Managing Member (11/18/2025)